

05040747

BB 3/24

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES

:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-40178



SEC MAIL
PROCESSING
RECEIVED
MAR 0 4 2005
WASH. D.C.
178
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 UNION STREET
(No. and Street)

BOSTON (City) MA (state) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID ENNIS 617-367-4300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name - if individual, state *last, first, middle name*)

90 CANAL STREET (Address) BOSTON (City) MA (state) 02114 Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I DAVID ENNIS **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** AI SECURITIES, INC. **as of** DECEMBER 31, **20** 04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

Signature

PRESIDENT

Title

Notary Public Exp. 9/8/2011

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Affirmative Investments, Inc.)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

AI SECURITIES, INC.

(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)

Years Ended December 31, 2004 and 2003

Table of Contents



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
AI Securities, Inc.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of AI Securities, Inc. (a wholly owned subsidiary of Affirmative Investments, Inc. - the "Company") as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AI Securities, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP
Boston, Massachusetts
February 10, 2005

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash	$ 14,678	$ 8,030
Accounts receivable	12,874	25,000
Deferred tax asset	3,385	3,385
Total current assets	$ 30,937	$ 36,415
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable	$ 800	$ -
Shareholder's equity:		
Common stock, no par value, 15,000 shares authorized, 1,000 shares issued and outstanding	10	10
Retained earnings	30,127	36,405
Total shareholder's equity	30,137	36,415
Total liabilities and shareholder's equity	$ 30,937	$ 36,415

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Income:		
Consulting fees	$ 657,874	$ 711,027
Monitoring fees	3,000	34,506
Interest income	52	194
Other fees	-	220
Total income	660,926	745,947
Expenses:		
Management fee, related party	657,200	732,500
Accounting	7,500	6,500
Miscellaneous	2,504	1,870
Total expenses	667,204	740,870
Income before income taxes	(6,278)	5,077
Income tax (expense) benefit	-	3,385
Net income (loss)	$ (6,278)	$ 8,462

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2004 and 2003

	Common Shares	Common Stock	Retained Earnings	Total Shareholder's Equity
Beginning, December 31, 2002	1,000	$ 10	$ 27,943	$ 27,953
Net income	-	-	8,462	8,462
December 31, 2003	1,000	10	36,405	36,415
Net loss	-	-	(6,278)	(6,278)
Ending, December 31, 2004	1,000	$ 10	$ 30,127	$ 30,137

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net (loss) income	$ (6,278)	$ 8,462
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in deferred tax asset	-	(3,385)
Changes in operating assets and liabilities:		
Accounts receivable	12,126	274,959
Due from parent company	-	7,500
Accrued expenses	800	(287,000)
Net increase in cash	6,648	536
Cash, beginning of year	8,030	7,494
Cash, end of year	$ 14,678	$ 8,030

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

AI Securities, Inc. (the "Company"), a Massachusetts corporation, is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company engages in consulting and brokering the sale of private placements and limited partnership interests in real estate tax shelter credits for low-income housing, as well as socially responsible investment advisory services for clients primarily within Massachusetts. The Company is a wholly-owned subsidiary of Affirmative Investments, Inc. (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the parent, pursuant to a tax sharing agreement. In the event that the Company has taxable income/loss, an income tax provision/benefit would be reflected as though the Company filed separate tax returns, using the combined group federal and state tax rates.

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date. Management believes taxes allocated under the Parent's tax sharing agreements will be immaterial.

Revenue Recognition

The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement and an additional fee paid out based on a fixed percentage of the total consideration paid once the closing, financing, etc. is finalized. Accordingly, management recognizes consulting fees in revenue for the period earned, with separate revenue recognition once the transaction is finalized. Additionally, the Company recognizes monitoring fees based on contract terms.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash, receivables, and payables.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2004 and 2003, the Company had net capital, as defined, of $13,878 and $8,030, respectively, which exceeded the required net capital by $8,878 and $3,030, respectively.

At December 31, 2004 and 2003, there were no differences between the audited net capital computation and the computation prepared by AI Securities, Inc. at December 31, 2004.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management Fee

The Company pays management fees for the expenses incurred on its behalf to its Parent. As per the expense sharing agreement, this management fee includes allocations of office rent, personnel costs, and general office overhead, financial consulting for housing development and the costs associated with structuring, syndicating, and placement of limited partnerships. The Company transfers money to the Parent throughout the year towards its management fee. Management fees charged by the Parent were $657,200 and $732,500 for the years ended December 31, 2004 and 2003, respectively.

NOTE 4 - INCOME TAXES

The Company's total deferred tax asset at December 31, 2004 and 2004 is $3,385. The deferred tax assets are the result of net operating losses. These losses are assumed to be used in the consolidated tax returns of the parent company.

NOTE 5 - MAJOR CUSTOMERS

The Company received approximately 98% and 94% of its revenue from two and three customers for the years ended December 31, 2004 and 2003, respectively.



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
AI Securities, Inc.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of AI Securities, Inc., (a wholly-owned subsidiary of Affirmative Investments, Inc. – the "Company"), for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2004 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2004. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



Boston, Massachusetts
February 10, 2005

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2004

Schedule I

	Audited Net Capital 2004	As originally filed 2004
Capital:		
Common stock	$ 10	$ 10
Retained earnings	30,127	30,127
Total capital	30,137	30,137
Less - Nonallowable assets:		
Accounts receivable	12,874	12,874
Deferred tax asset	3,385	3,385
Total nonallowable assets	16,259	16,259
Net capital	13,878	13,878
Minimum net capital required	5,000	5,000
Excess net capital	$ 8,878	$ 8,878

See independent auditors' report.

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary of Affirmative Investments, Inc.)
Computation of Reserve Requirement Pursuant to Rule 15c3-3
December 31, 2004

Schedule II

AI Securities, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

See independent auditors' report.